UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                TYLER CORPORATION
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    902184100
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ----------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1998
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 902184100

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,306,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,306,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,306,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.95%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 902184100

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  30,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,276,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   30,000
    With
                           10       Shared Dispositive Power
                                            1,276,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,306,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.95%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 902184100

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  186,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   186,200
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            186,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .85%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 902184100

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,306,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,306,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,306,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                            5.95%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 902184100

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,306,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,306,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,306,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.95%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


                    This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Tyler Corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.             Security and Issuer.

                    This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 2121 San Jacinto Street, Suite 3200, Dallas, Texas 75201.

Item 2.             Identity and Background.

                    This Statement is filed on behalf of White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

                    This Statement on Schedule 13D relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), pursuant to separate investment advisory contracts (collectively, the "White Rock Contracts"). This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock, Inc.

                    The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Each of White Rock (as defined herein), White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is his position as an officer of White Rock, Inc., at White Rock, Inc.'s principal office. The principal business address of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                    During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

                    White Rock Management expended approximately $3,478,301 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired within the last 60 days in the open market. White Rock Management expended approximately $562,250 of the working capital of White Rock Partners to purchase the Shares reported herein as being acquired within the last 60 days in the open market. White Rock Management expended approximately $185,540 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days in the open market.

                                                              Page 8 of 13 Pages


                    The Shares held by the Reporting Persons for the accounts of the White Rock Clients, by White Rock Partners and by White Rock Management may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.             Purpose of Transaction.

                    All of the Shares reported herein as having been acquired for or disposed of from the accounts of the White Rock Clients, White Rock Partners and White Rock Management were acquired or disposed of for investment purposes. Neither the White Rock Clients, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                    The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, and/or the White Rock Clients, market conditions or other factors.

Item 5.             Interest in Securities of the Issuer.

                    (a) (i) Each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed the beneficial owner of 1,306,700 Shares (approximately 5.95% of the total number of Shares outstanding). This number consists of (1) 1,090,500 Shares held for the accounts of the White Rock Clients, (2) 186,200 Shares held for the account of White Rock Partners and (3) 30,000 Shares held for the account of White Rock Management.

                         (ii) White Rock  Partners may be deemed the  beneficial
owner of the 186,200 Shares held for its account (approximately .85% of the total number of Shares outstanding).

                    (b) (i) Each of White Rock Management (pursuant to the White Rock Contracts), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 1,090,500 Shares held for the accounts of the White Rock Clients.

                         (ii)  Each of White  Rock  Management  (as the  general
partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 186,200 Shares held for the account of White Rock Partners.

                         (iii) Each of White Rock,  Inc. (as the general partner
of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 30,000 Shares held for the account of White Rock Management.

                                                              Page 9 of 13 Pages


                         (iv) White Rock  Partners  has the sole power to direct
the voting and disposition of the 186,200 Shares held for its account.

                         (v) White Rock  Management has the sole power to direct
the voting and disposition of the 30,000 Shares held for its account.

                    (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 14, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

                    (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (ii) The  partners  of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by White Rock Management in accordance with their partnership interests in White Rock, Inc.

                         (iii) The  partners  of White  Rock  Partners  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                    (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                    From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                    Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.             Material to be Filed as Exhibits.

                    A. Joint Filing Agreement dated February 12, 1998 by and among White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton.

                                                             Page 10 of 13 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998           WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


                                   WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President

                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton

                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton



                                                                                                Page 11 of 13 Pages


                                                      ANNEX A

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                 TYLER CORPORATION



                                            Date of             Nature of            Number of           Price Per
For the Account of                        Transaction          Transaction            Shares              Share
------------------                        -----------          -----------           ---------           ---------

White Rock Clients /1/                      12/15/97               BUY                 2,000                  $5.33
                                            12/19/97               BUY                20,000                  $5.58
                                            12/19/97               BUY                30,000                  $5.58
                                             1/5/98                BUY                30,000                  $5.56
                                             1/6/98                BUY                16,300                  $5.56
                                             1/7/98                BUY                 3,700                  $5.56
                                            1/13/98                BUY                 3,200                  $5.56
                                            1/14/98                BUY                17,600                  $5.56
                                            1/15/98                BUY                18,000                  $5.56
                                            1/16/98                BUY                11,000                  $5.677
                                            1/20/98                BUY                89,000                  $5.685
                                            1/26/98                BUY                27,500                  $5.685
                                            1/27/98                BUY                47,500                  $5.685
                                            1/27/98                BUY                25,000                  $5.695
                                             2/2/98                BUY                50,000                  $5.685
                                             2/2/98                BUY                25,800                  $5.685
                                             2/2/98                BUY                25,000                  $5.685
                                             2/3/98                BUY                20,000                  $5.685
                                             2/3/98                BUY                 8,000                  $5.685
                                             2/3/98                BUY                20,000                  $5.685
                                             2/3/98                BUY                 1,200                  $5.685
                                             2/6/98                BUY                25,000                  $6.035
                                             2/9/98                BUY                50,000                  $6.782
                                            2/10/98                BUY                15,000                  $6.791
                                            2/11/98                BUY                10,000                  $6.873
                                            2/11/98                BUY                 6,500                  $6.873

White Rock Management                       1/30/98                BUY                16,000                  $5.656
                                             2/9/98                BUY                13,000                  $6.782
                                            2/11/98                BUY                 1,000                  $6.873

White Rock Partners/1/                       1/8/98                BUY                13,500                  $5.56
                                             1/9/98                BUY                36,500                  $5.56
                                             2/2/98                BUY                50,000                  $5.685




/1/  Transactions effected at the direction of White Rock Capital Management, L.P.


                                                             Page 12 of 13 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       ---------

A.        Joint Filing  Agreement  dated February 12, 1998 by and
          among White Rock  Capital  Partners,  L.P.,  White Rock
          Capital  Management,  L.P.,  White Rock Capital,  Inc.,
          Thomas U. Barton and Joseph U. Barton............................13